FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

ITI 401(k) Plan
1907 Calument Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

By: [signature]
Name: Lester McDaniel
Title: Finance Manager

Date: June 20, 2008

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Telephone 212 758 9700
Fax 212 758 9819
Internet www.us.kpmg.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 20, 2008, relating to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2007 and 2006 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2007 and schedule H, line 4a – schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

New York, New York
June 20, 2008

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN

December 31, 2007 and 2006

Table of Contents

[i] Schedules required by Form 5500, which are not applicable, have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the ITI 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 and schedule H, line 4a – schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2008

ITI 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets		
Investments, at fair value (note 3):	$ 8,796,724	$ 8,031,996
Participant contributions	47,700	66,224
Employer contributions	23,105	26,111
Accrued dividends and interest	3,755	-
Total assets	8,871,284	8,124,331
Liabilities		
Payable for excess contributions	2,763	2,921
Net assets available for plan benefits	$ 8,868,521	$ 8,121,410

See accompanying notes to financial statements.

ITI 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Investment income (note 3):		
Net appreciation in fair value of investments	$ 27,267	$ 421,830
Dividends	465,204	390,069
Interest on participant loans	22,263	17,468
Total investment income	514,734	829,367
Contributions:		
Participant	638,153	666,392
Employer	280,532	231,604
Total contributions	918,685	897,996
Total additions	1,433,419	1,727,363
Deductions from net assets attributed to:		
Benefits paid to participants	682,490	276,471
Expenses and loan fees (note 1)	3,818	4,951
Total deductions	686,308	281,422
Net increase	747,111	1,445,941
Net assets available for plan benefits at:		
Beginning of year	8,121,410	6,675,469
End of year	$ 8,868,521	$ 8,121,410

See accompanying notes to financial statements.

(1) Description of Plan

The ITI 401(k) Plan (the Plan) is a defined contribution plan covering employees of Instrument Transformers Inc. (the Company), whose ultimate parent is General Electric Company (GE), who have reached the age of 21 and have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan transferred its recordkeeping services to Ascensus, Inc. (formerly BISYS Retirement Services) and the trustee and custody services to MG Trust Company LLC. Prior to the transfer, Franklin Templeton Investor Services, LLC (Franklin Templeton) was the trustee, custodian and record-keeper. The recordkeeping function and the Plan assets were transferred on August 3, 2007.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Effective August 3, 2007, participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund - This fund invests primarily in shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar- denominated money market instruments.

(c) GE Institutional S&P 500 Index Fund – This fund follows a passive investment approach that attempts to replicate the total return of the S&P 500 index.

(d) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(e) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(f) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying equity GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i) Franklin Balance Sheet Investment Fund – This fund seeks high total return by primarily investing in the equity securities of companies they believe are undervalued and trading at a low price relative to book value.

(j) Franklin Templeton Mutual Discovery Fund – This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(k) Franklin Templeton Mutual Qualified Fund – This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments in larger and medium-sized companies.

Some of these investment options were not available during the full year. Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants may elect to defer a portion of their compensation before tax subject to limitations imposed by law. Eligible employees may make "rollovers" to the Plan if they would qualify for "rollover" treatment.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,500 and $15,000 in 2007 and 2006, respectively. For other participants, the 2007 and 2006 limits were generally $20,500 and $20,000, respectively.

Employer Contributions

The Company matches 50% of participant contributions up to 14% of eligible compensation.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested in the Company's contributions after six years of credited service as follows:

Years of Service	Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

As of December 31, 2007 and 2006, forfeited non-vested amounts (including unrealized appreciation) totaled $37,771 and $34,970, respectively. No forfeitures were used to pay Plan expenses in 2007. During 2006, forfeitures of $45 were used to pay Plan expenses.

During 2007, forfeitures of $9,554 were used to reduce Company contributions. No forfeitures were used to reduce Company contributions in 2006. Earnings on forfeiture balances were $1,698 and $819 during 2007 and 2006. Additions to forfeiture balances were $10,657 and $20,348 during 2007 and 2006.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participants vested account.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge per loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence, for which a longer repayment term of up to 15 years is permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate determined by the Administrator to be reasonable, based on similar types of loans from other vendors. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after- tax contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually). For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or as a direct rollover.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, will be paid by the Plan. For the registered investment companies, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day. Short-term investments and participant loans are valued at cost, which approximates fair value.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 157, *Fair Value Measurements*, which defines fair value, establishes a new framework for measuring fair value and expands disclosures about fair value measurements. The change to current generally accepted accounting principles from the application of SFAS 157 relates to the definition of fair value, the methods used to measure fair value and the expanded disclosure about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes market or observable inputs as the preferred source of values. Management does not believe the adoption of SFAS 157 will materially impact the net assets available for plan benefits, however, additional disclosures will be required about the inputs used to develop measurements and the effect of certain measurements on changes in net assets of the period. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2007 and 2006:

	2007		2006	
Short-term investments:				
Cash and cash equivalents	$ 10,810		$ —	
Common Stock:				
GE Common Stock Fund	257,787		185,327	
Mutual funds:				
GE Money Market Fund	1,802,003	*	—	
GE Institutional S&P 500 Index Fund	167,207		—	
GE Institutional Income Fund	458,252	*	—	
GE Institutional International Equity Fund	147,748		—	
GE Aggressive Allocation Fund	424,905		—	
GE Moderate Allocation Fund	742,900	*	—	
GE Conservative Allocation Fund	196,813		—	
American Funds Growth Fund of America	660,654	*	—	
Columbia Acorn Select Fund	669,190	*	—	
Franklin Balance Sheet Investment Fund	911,605	*	1,097,825	*
Franklin Templeton Mutual Discovery Fund	656,928	*	629,179	*
Franklin Templeton Mutual Qualified Fund	1,409,612	*	1,447,219	*
Franklin Cash Reserves Fund	—		1,419,856	*
Franklin Templeton Moderate Target Fund	—		638,478	*
Franklin U.S. Government Securities Fund	—		522,395	*
Franklin Small-Mid Cap Growth Fund	—		482,165	*
Franklin Flex Cap Growth Fund	—		464,704	*
Franklin Templeton Growth Target Fund	—		388,819	
Franklin Templeton Conservative Target Fund	—		225,912	
UBS S&P 500 Index Fund	—		184,403	
Franklin Templeton Foreign Fund	—		69,274	
Total mutual funds	8,247,817		7,570,229	
Participant loans	280,310		276,440	
Total investments	$ 8,796,724		$ 8,031,996	

* Investment option representing more than 5% of the Plan's net assets.

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
GE Common Stock Fund	$ 26	$ 15,846
Mutual funds	27,241	405,984
	$ 27,267	$ 421,830

Dividends and interest for the years ended December 31, 2007 and 2006 were $465,204 and $390,069, respectively. Interest from participant loans for the years ended December 31, 2007 and 2006 were $22,263 and $17,468, respectively.

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan from January 1 to August 3, 2007 were performed by Franklin Templeton. Subsequent to August 3, 2007, the record-keeping functions are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Tax Status

The Company adopted a prototype standardized defined contribution plan which received a favorable opinion letter from the Internal Revenue Service (IRS) on November 27, 2001 which stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. Plan management and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In 2007 and 2006, there were unintentional delays by the Company in submitting certain 2007 and 2006 Plan year employee contributions and participant loan repayments to the trustee in the amount of $101,487 and $251,534, respectively. The Company subsequently contributed the employee contributions and loan repayments to the Plan and reimbursed the affected participants for the lost earnings on these delayed contributions in the amount of $1,159 related to the 2006 delays and $6,661 related to the 2007 delays, which are included in the Participant and Employer contributions in the accompanying financial statements. In 2008, the Company has taken all corrective action. No further action is required.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

ITI 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	10,810	$	10,810
*	GE Common Stock Fund	Common stock	6,954		257,787
*	GE Money Market Fund	Mutual fund	1,802,003		1,802,003
*	GE Institutional S&P 500 Index Fund	Mutual fund	11,995		167,207
*	GE Institutional Income Fund	Mutual fund	48,750		458,252
*	GE Institutional International Equity Fund	Mutual fund	7,909		147,748
*	GE Aggressive Allocation Fund	Mutual fund	30,925		424,905
*	GE Moderate Allocation Fund	Mutual fund	59,432		742,900
*	GE Conservative Allocation Fund	Mutual fund	20,227		196,813
	American Funds Growth Fund of America	Mutual fund	19,431		660,654
	Columbia Acorn Select Fund	Mutual fund	23,555		669,190
	Franklin Balance Sheet Investment Fund	Mutual fund	15,728		911,605
	Franklin Templeton Mutual Discovery Fund	Mutual fund	20,471		656,928
	Franklin Templeton Mutual Qualified Fund	Mutual fund	64,929		1,409,612
*	Participant loans	56 loans to participants with interest rates of 5.00% to 9.25%	—		280,310
		Total investments		$	8,796,724

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm

ITI 401(k) PLAN

Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions

Year ended December 31, 2007

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest		(d) Amount on line 4a		(e) Lost interest
Instrument Transformers, Inc.	Plan sponsor	2007 employee contributions and loan repayments not deposited to the trust in a timely manner in 2007	$	101,487	$	6,661
Instrument Transformers, Inc.	Plan sponsor	2006 employee contributions and loan repayments not deposited to the trust in a timely manner in 2006		251,534		1,159

In 2007 and 2006, there were unintentional delays by the Company in submitting certain 2007 and 2006 Plan year employee contributions and participant loan repayments to the trustee in the amount of $101,487 and $251,534, respectively. The Company subsequently contributed the employee contributions and loan repayments to the Plan and reimbursed the affected participants for the lost earnings on these delayed contributions in the amount of $1,159 related to the 2006 delays and $6,661 related to the 2007 delays, which are included in the Participant and Employer contributions in the accompanying financial statements. In 2008, the Company has taken all corrective action. No further action is required.

See accompanying Report of Independent Registered Public Accounting Firm.

END